Exhibit 99.1
Stellantis Reports 13% Year-Over-Year Increase in Q3 2025 Shipments and Net Revenues
Important Strategic Actions Taken and Early Signs of Commercial Progress; Significant Investments for Future Growth Already Announced
•Net revenues of €37.2 billion, up 13% compared to Q3 2024, primarily driven by growth in North America, Enlarged Europe and Middle East & Africa, while South America saw a moderate decrease
•Consolidated shipments(1) totaled 1.3 million units, marking a 13% year-over-year increase (up 152,000 units). Of this growth, 104,000 units were attributed to North America, primarily due to normalized inventory dynamics compared to the prior-year period, which was affected by the U.S. dealer stock reduction initiative
•Global sales increased by 4% year-over-year, driven by growth across Middle East & Africa, North America, and Enlarged Europe regions
•Total inventories of 1,252 thousand units (Company inventory of 363 thousand units) at September 30, 2025, +4% compared with mid-year, reflecting disciplined stock management while launching several new vehicles
•Commercial progress continues, highlighted by 6 of the 10 planned 2025 introductions launching by the end of Q3 2025, the return of the 5.7-liter HEMI® V-8-powered Ram 1500, and the ramp-up of several newly-introduced European models
•On October 14, 2025, the Company announced a strategic U.S. investment program of $13 billion over the next 4 years, aimed at fueling future growth and reinforcing its manufacturing footprint and brand presence across the U.S.
•The Company reiterates its H2 2025 financial guidance, which anticipates improvement in Net revenues, AOI(2) margin(3) and Industrial free cash flows(4).

 "As we continue to implement important strategic changes in order to provide our customers with greater freedom of choice, we have seen positive sequential progress and solid year-over-year performance in Q3, marked by the return of top-line growth. This is encouraging and we are continuing to build on these gains. We are also taking decisive actions to align Stellantis’ resources, programs and plans to support long-term, profitable growth, including our recently announced $13 billion investment in the U.S."

                                                                           Antonio Filosa, CEO

Jeep® Cherokee

	Q3 2025	Q3 2024	Change
H2 2025 FINANCIAL GUIDANCE
Net revenues: Increased vs. H1 2025

AOI margin: Low-single digits

Industrial free cash flows: Improved vs. H1 2025

•As we continue making important and necessary changes to our strategic and product plans, also in response to regulatory, geopolitical, macro-economic and other external and internal developments, we anticipate incurring charges in H2 2025, which, once finalized, we expect will largely be excluded from AOI
•We have also initiated a review of our warranty estimation process, which we expect to result in changes in those estimates and one-off charges in H2 2025

Combined shipments (000 units)	1,334	1,174	+14%
Consolidated shipments (000 units)	1,300	1,148	+13%
Net revenues (€ billion)	37.2	33.0	+13%

	YTD 2025	YTD 2024	Change
Combined shipments (000 units)	4,024	4,105	(2)%
Consolidated shipments (000 units)	3,964	4,020	(1)%
Net revenues (€ billion)	111.5	118.0	(6)%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

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AMSTERDAM, October 30, 2025 - Stellantis N.V. today announced its Q3 2025 results, reporting a 13% year-over-year increase in Net revenues to €37.2 billion, primarily driven by growth in North America, Enlarged Europe and Middle East & Africa, while South America saw a moderate decrease. Consolidated shipments(1) totaled 1.3 million units, up 13% (152,000 units), with most of the increase due to a 35% improvement in North America reflecting the benefits of normalized inventory dynamics, compared to the prior year in which the U.S. dealer stock reduction initiative temporarily decreased production.

Progressing Product Launches
By the end of Q3, six of the ten new vehicles planned for 2025 introduction were successfully launched. Additional launches in the fourth quarter will reintroduce several volume nameplates which exemplify important, decisive changes already made in the Company's strategy to provide customers with greater freedom to choose the cars and the configurations they want. Ordering is now open for the SIXPACK-powered Dodge Charger Scat Pack (2-door), the four-door Dodge Charger Daytona, Jeep® Cherokee, Fiat 500 Hybrid and DS No.8.

Sales momentum in the U.S. improved, with a 6% increase in Q3 sales year-over-year. This trend was evidenced across the Jeep®, Ram, Chrysler, and Dodge brands - taking the Company to a monthly market share of 8.7% in September, the highest in 15 months. Another milestone in September was the return to market of the HEMI® V-8-powered Ram 1500.

In Enlarged Europe, several recently introduced models, including the Citroën C3, C3 Aircross, Opel/Vauxhall Frontera and Fiat Grande Panda, supported an improved market share in the B-segment, underpinned by increased production. Net revenues rose 4% compared to the prior year period. Market share in EU30 fell to 15.4%, affected by market declines in France and Italy, where Stellantis has greater exposure and a moderately lower market share in the LCV segment.

Outside North America and Enlarged Europe, Stellantis delivered solid commercial results. Aggregated sales grew 6% year-over-year, led by Middle East & Africa, partially offset by South America.

Stellantis Leadership Team
On 8th October Stellantis announced a number of new appointments to its Senior Leadership Team, promoting exceptional talent from both inside and outside the Company to sharpen regional focus and drive long-term sustainable success.

$13 Billion Investment to Grow in the United States
On October 14, Stellantis unveiled a strategic $13 billion investment program for the next four years to accelerate growth and expand its manufacturing footprint in the United States. This marks the largest U.S. investment in the Company’s 100-year history and will include the launch of five new vehicles and the creation of over 5,000 jobs.

•Belvidere, Illinois, plant to reopen for production of two new Jeep® models - Cherokee and Compass
•All-new Ram midsize truck to be assembled in Toledo, Ohio
•Warren, Michigan, plant to produce all-new large SUV with both range-extended EV and internal combustion engine powertrains
•Next-generation Dodge Durango to be built in Detroit
•Kokomo, Indiana, facilities to produce all-new GMET4 EVO engine

The new investment will further expand Stellantis’ already significant U.S. footprint, increasing annual finished vehicle production by 50% over current levels. The new product launches will be in addition to a regular cadence of 19 refreshed products across all U.S. assembly plants and updated powertrains planned through 2029.

Stellantis H2 2025 Financial Guidance
Stellantis reiterates its H2 2025 financial guidance, which anticipated continued improvement in Net revenues, AOI and Industrial free cash flows compared to H1 2025.

As we continue making important and necessary changes to our strategic and product plans, also in response to regulatory, geopolitical, macro-economic and other external and internal developments, we anticipate incurring charges in H2 2025, which, once finalized, we expect will largely be excluded from AOI.

We have also initiated a review of our warranty estimation process, which we expect to result in changes in those estimates and one-off charges in H2 2025.

Upcoming Events
On October 30, 2025, at 1:00 p.m. CET/8:00 a.m. EDT, a live webcast and conference call will be held to present Stellantis' Third Quarter 2025 Shipments and Revenues, with the presentation expected to be posted at approximately 8:00 a.m. CET/3:00 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).
About Stellantis
Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit https://www.stellantis.com.
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SEGMENT PERFORMANCE

NORTH AMERICA
	Q3 2025	Q3 2024	Change
•Shipments up 35%, reflects the benefits of normalized inventory dynamics, in comparison to the prior year's inventory reduction initiative, which temporarily reduced production
•Net revenues up 29%, primarily driven by increased volume, specifically in Jeep® Wrangler and Ram light duty trucks, partially offset by FX translation headwinds
				YTD 2025	YTD 2024
Shipments (000s)	403	299	+104	1,050	1,137
Net revenues (€ million)	16,047	12,425	+3,622	44,245	50,778

ENLARGED EUROPE
	Q3 2025	Q3 2024	Change
•Shipments up 8%, primarily driven by increases in B-segment nameplates: Citroën C3, Citroën C3 Aircross, Opel/Vauxhall Frontera and Fiat Grande Panda
•Net revenues up 4%, due to higher shipment volumes and improved mix, partially offset by higher incentives and unfavorable FX translation headwinds
				YTD 2025	YTD 2024
Shipments (000s)	534	496	+38	1,823	1,883
Net revenues (€ million)	12,973	12,482	+491	42,214	42,451

MIDDLE EAST & AFRICA
	Q3 2025	Q3 2024	Change
•Consolidated shipments up 21%, primarily driven by production growth in Algeria, where local production of FIAT products has been expanding, as well as positive market developments in Türkiye and Egypt
•Net revenues up 9%, driven by higher shipment volumes in Algeria, Türkiye and Egypt combined with positive net price, partially offset by negative translation effects related to the Turkish Lira
				YTD 2025	YTD 2024
Combined shipments (000s)(1)	128	104	+24	379	377
Consolidated shipments (000s)(1)	94	78	+16	319	292
Net revenues (€ million)	2,053	1,892	+161	6,997	6,897

SOUTH AMERICA
	Q3 2025	Q3 2024	Change
•Shipments down 3%, primarily reflects an unusually high comparison base in Q3 '24, when Stellantis recovered Brazilian shipments that had been delayed by the Q2 '24 flood in Rio Grande do Sul
•Net revenues down 5%, driven by lower volumes in Brazil vs. prior year's elevated levels from Q2 '24 flood recovery as well as unfavorable FX translation effects from Brazilian Real and Argentine Peso, partially offset by positive net price and mix impacts
				YTD 2025	YTD 2024
Shipments (000s)	252	259	(7)	723	653
Net revenues (€ million)	3,989	4,215	(226)	11,758	11,582

CHINA AND INDIA & ASIA PACIFIC
	Q3 2025	Q3 2024	Change
•Consolidated shipments up 7%, driven by an increase in IAP, particularly in New Zealand and Japanese markets, despite challenging economic pressures
•Net revenues up 0.2%, due to higher shipments and mix in IAP and favorable y-o-y pricing in China, offset by lower volume of parts and services in China and unfavorable FX translation impacts
				YTD 2025	YTD 2024
Combined shipments (000s)(1)	15	14	+1	43	46
Consolidated shipments (000s)(1)	15	14	+1	43	46
Net revenues (€ million)	427	426	+1	1,350	1,498

MASERATI
	Q3 2025	Q3 2024	Change	•Shipments down 14%, resulting from a significantly reduced portfolio •Net revenues down 4%, primarily due to lower shipment volumes, unfavorable FX translation impacts, partially offset by higher mix	YTD 2025	YTD 2024
Shipments (000s)	1.8	2.1	(0.3)		5.9	8.6
Net revenues (€ million)	188	195	(7)		557	826

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Reconciliations
Net revenues from external customers to Net revenues

Q3 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		16,039	12,933	2,046	3,927	427	186	1,648	37,206
Net revenues from transactions with other segments		8	40	7	62	—	2	(119)	—
Net revenues		16,047	12,973	2,053	3,989	427	188	1,529	37,206
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

Q3 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		12,424	12,458	1,892	4,216	426	193	1,351	32,960
Net revenues from transactions with other segments		1	24	—	(1)	—	2	(26)	—
Net revenues		12,425	12,482	1,892	4,215	426	195	1,325	32,960
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

YTD 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		44,237	42,096	6,984	11,623	1,346	554	4,627	111,467
Net revenues from transactions with other segments		8	118	13	135	4	3	(281)	—
Net revenues		44,245	42,214	6,997	11,758	1,350	557	4,346	111,467
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

YTD 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		50,775	42,306	6,897	11,589	1,497	824	4,089	117,977
Net revenues from transactions with other segments		3	145	—	(7)	1	2	(144)	—
Net revenues		50,778	42,451	6,897	11,582	1,498	826	3,945	117,977
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
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NOTES

(1) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in consolidated shipments, combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). Figures by segments may not add up due to rounding.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(3) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(4) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.
For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:

•Enlarged Europe excludes Russia and Belarus. From 2025, this includes Israel and Palestine (prior periods have not been restated);
•Middle East & Africa excludes Iran, Sudan and Syria. From 2025, this excludes Israel and Palestine (prior periods have not been restated);
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “H2 2025 Financial Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to attract and retain experienced management and employees; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automobile industry; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification and accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.